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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-16353

37 CAPITAL INC.

___________________________________________________________________________________________________

(Exact name of registrant as specified in its charter)

Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada

___________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Fully Paid and Non-Assessable Common Shares Without Par Value

___________________________________________________________________________________________________

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

(01-14)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART I

Item 1. Exchange Act Reporting History

A.	The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on October 20, 1987 when the Company, formerly known as Armeno Resources Inc., filed its registration statement on Form 20-F.
B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 on May 15, 2025 and a Form 6-K for the month of May 2025.

Item 2. Recent United States Market Activity

37 Capital has not sold securities in the United States in a registered offering under the Exchange Act.

Item 3. Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company’s common shares (the “Common Shares”) is in Canada on the Canadian Securities Exchange (“CSE”). The Common Shares were quoted on the OTC Pink until June 16, 2025 when the ticker was deleted by FINRA due to inactivty.
B.	The Common Shares began trading on the CSE (formerly Canadian Stock Exchange) in Canada on November 28, 2007. The Common shares were listed on Nasdaq Small Cap Market from May 11, 1988 until October 3, 1994. On October 4, 1994, the Common Shares were listed for trading on the OTC Bulletin Board until April 15, 2009. On April 16, 2009, the Common Shares were listed for trading on the OTCQB until June 1, 2020. From June 2, 2020 until June 16, 2025, the Company’s shares were quoted on the OTC Pink.

The Company has maintained a listing of its Common Shares on the CSE and OTC Pink for at least the 12 months preceding the filing of this Form.

C.	During the 12-month period ended beginning June 1, 2024 and ending May 31, 2025 (the “Applicable Period”), trading on the CSE accounted for 100% of trading in the Company common shares in on-exchange transactions. There has been no trading market for the Common Shares in the United States during the Applicable Period.

 Item 4. Comparative Trading Volume Data

The Company’s trading volume used to rely on Rule 12h-(6) are as follows:

A.    The Applicable Period is the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i).

B.    During the Applicable Period, the average daily trading volume of the Common

Shares in the United States was Nil Common Shares and 167,117 on a worldwide basis.

C.	During the Applicable Period, there was Nil volume (0% percentage) on the Common Shares in the United States of the average daily trading volume of the Common Shares.

D.    Not applicable.

E.    Not applicable.

F.	The Company used Yahoo Finance.com as the source of trading volume information for purposes of determining whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.      Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate its reporting

Obligations under Section 13(a) and section 15(d of the Exchange Act on June 26, 2025.

B.	The Company disseminated the notice in the United States by means of a press release via Newsfile Corp. The Company has submitted a copy of this notice under cover of a Form 6-K dated June 26, 2025.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to 12g3-2(b)(1(iii) will be available through the Systems for Electronic Document Analysis and Retrieval (SEDAR+) at its website at www.sedarplus.com and on the Company’s website at www.37capitalinc.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, 37 Capital Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, 37 Capital Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: June 26, 2025

37 CAPITAL INC.

By: /s/ Jake H. Kalpakian

Nane: Jake H. Kalpakian

Title: President & CEO